December 7, 2006
Sara Kalin, Branch Chief
H. Yuna Peng
United States Securities and
   Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Teekay Offshore Partners L.P.
Form F-1 (File No. 333-139116)
          Ladies and Gentlemen:
          On behalf of Teekay Offshore Partners L.P. (the “Partnership”), we enclose a copy of its Amendment No. 1 to Registration Statement on Form F-1 as filed today with the SEC, which Amendment No. 1 is marked to show changes to the Registration Statement filed on December 4, 2006.
          The Amendment No. 1 to Registration Statement, together with this letter, responds to the comments made by the staff in your letter of December 7, 2006. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Registration Statement.
Use of Proceeds, page 44
          1.     We note that some of the underwriters you have added are also lenders under certain of Teekay Shipping Corporation’s credit facilities and that a portion of the proceeds of this offering may be used to pay down such facilities. Please expand your disclosure under your summary “Use of Proceeds” section and under the “Use of Proceeds” section on page 44 to clearly state this and to identify the underwriter(s) who may receive a portion of the offering proceeds.
          Response to Comment No. 1:
          The requested disclosure has been added to the summary section, on page 9, and to the “Use of Proceeds” section.
Exhibit 8.2 — Legal Opinion
          2.     Your legal opinion currently indicates that the statements in the prospectus with respect to certain Marshall Island tax issues, “insofar as such statements constitute

December 7, 2006

summaries of the legal matters referred to therein, fairly present the information expected to be relevant to holders of the Common Units offered pursuant to the Prospectus and fairly summarize the matters referred to therein.” Please review the language quoted above to clearly state that the discussions in the referenced sections in the prospectus are the opinion of counsel.
          Response to Comment No. 2:
          The legal opinion has been revised and filed as Exhibit 8.2 to the Amendment No. 1 to Registration Statement, together with the other exhibits not previously filed. Page 144 of the Registration Statement has also been revised to indicate that it reflects the opinion of Marshall Islands counsel.
* * * * *
          We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact Chris Hall at (503) 727-2048 or me at (503) 727-2008.
Very truly yours,

/s/ David Matheson
David Matheson
Enclosures

cc (w/o enc.):	Peter Evensen (Teekay Offshore Partners L.P.)
Christa Volpicelli (Citigroup)
Robert Pacha (Merrill Lynch & Co.)
Dan Rodgers (Watson, Farley & Williams (New York) LLP)
Alan Baden (Vinson & Elkins L.L.P.)